Filed Pursuant to Rule 424(b)(7)

Registration No. 333-233656

PROSPECTUS SUPPLEMENT No. 1

(To Prospectus dated September 20, 2019)

Senseonics Holdings, Inc.

$82,000,000

5.25% Convertible Senior Notes due 2025, Guarantees of

5.25% Convertible Notes due 2025 and any

Shares of Common Stock Issuable Upon Conversion

This prospectus supplement No. 1 supplements the prospectus dated September 20, 2019 (the “Prospectus”) of Senseonics Holdings, Inc. (the “Company”), which is part of a registration statement on Form S-3 (File No. 333-233656) filed with the United States Securities and Exchange Commission relating to the resale of securities by the selling securityholders as described therein.

The Prospectus relates to the sale of $82.0 million aggregate principal amount of our 5.25% Convertible Senior Notes due 2025 (the “Notes”). We sold the Notes on July 25, 2019 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Prospectus may be used from time to time by certain recipients of the Notes (as further provided for in the section entitled “Selling Securityholders” in the Prospectus) to offer up to $82.0 million in aggregate principal amount of the Notes, the subsidiary guarantees and the shares of our common stock, par value $0.001 per share (“Common Stock”) issuable upon conversion of the Notes, in any manner described under the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement is a periodic supplement to update the selling securityholders table in the Prospectus to reflect certain transfers of securities by certain selling securityholders and does not represent the issuance of any additional indebtedness by the Company. This prospectus supplement is incorporated by reference into the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the Prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus with respect to the securities described above, including any amendments or supplements thereto.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 14 OF THE PROSPECTUS DATED SEPTEMBER 20, 2019 AND IN OUR MOST RECENT FILINGS MADE WITH THE SEC INCORPORATED BY REFERENCE THEREIN, BEFORE YOU MAKE AN INVESTMENT IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 17, 2022

SELLING SECURITYHOLDERS

The information in the table below should be considered in addition to the information appearing under the heading “Selling Securityholders” in the Prospectus dated September 20, 2019. We are amending the Selling Securityholders table in the Prospectus to include an additional selling securityholder, Polygon Convertible Opportunity Master Fund. All other information contained in the Selling Securityholder table is unchanged. We may amend or supplement the information in this prospectus supplement from time to time in the future to update or change the information with respect to the selling securityholders.

As of March 8, 2022, we had 463,145,879 shares of Common Stock issued and outstanding.

	Prior to Offering					After Offering
Name	Principal Amount of Notes Beneficially Owned	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Shares of Common Stock Beneficially Owned(2)	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby(1)	Principal Amount of Notes Beneficially Owned	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Shares of Common Stock Beneficially Owned(2)
Highbridge Capital Management, LLC (3) 40 West 57th Street, 32nd Floor New York, NY 10019	$22,000,000	16,666,667	3.6%	$22,000,000	16,666,667	—	—	—
UBS O’Connor LLC (4) 787 7th Avenue, 13th Floor, New York, NY 10019	$19,500,000	15,619,002	3.4%	$19,500,000	14,772,728	—	846,274	*
Silverback Asset Management LLC (5) 1414 Raleigh Road Suite 250 Chapel Hill, NC 27517	$9,000,000	8,614,890	1.9%	$9,000,000	6,818,181	—	1,796,709	*
Wespath Funds Trust (6) 280 Congress Street Boston, MA 02210	$30,000	22,727	*	$30,000	22,727	—	—	—
Oddo BHF Convertibles Global (6) 280 Congress Street Boston, MA 02210	$60,000	45,454	*	$60,000	45,454	—	—	—
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust II, ALTA Portfolio (6) 280 Congress Street Boston, MA 02210	$348,000	263,636	*	$348,000	263,636	—	—	—
Wellington Management Funds (Luxembourg) II SICAV-Wellington ALTA Fund (6) 280 Congress Street Boston, MA 02210	$1,948,000	1,475,757	*	$1,948,000	1,475,757	—	—	—
Wellington Trust Company, National Association Multiple Collective Investments Funds Trust II, ATLAS (6) 280 Congress Street Boston, MA 02210	$5,163,000	3,911,363	*	$5,163,000	3,911,363	—	—	*
Citadel Advisors LLC (7) 131 South Dearborn Street, Chicago, IL 6063	$2,500,000	1,893,939	*	$2,500,000	1,893,939	—	—	—

Geode Capital Management LP (8) 100 Summer Street, 12th Floor Boston, MA 02110	$5,000,000	3,787,879		*	$5,000,000	3,787,879	—	—		—
Polar Asset Management Partners Inc. (9) 401 Bay St., Ste. 1900 Toronto, ON, M5H 2Y4	$3,000,000	4,595,726		*	$3,000,000	2,272,726		2,323,000		*
The K2 Principal Fund LP (10) 2 Bloor Street West, Suite 801, Toronto, Ontario M4W 3E2 Canada	$2,000,000	1,515,151		*	$2,000,000	1,515,151	—	—		—
CNH Partners, LLC (11) Two Greenwich Plaza, 4th Floor Greenwitch, CT 06830	$1,500,000	1,136,362		*	$1,500,000	1,136,362	—	—		—
Aristeia Capital, L.L.C. (12) One Greenwich Plaza Greenwich Ct 06830	$1,000,000	757,575		*	$1,000,000	757,575	—	—		—
Shaolin Capital Management LLC (13) 1460 Broadway New York, NY 10036	$500,000	2,053,787		*	$500,000	378,787	—	1,675,000		*
Soros Fund Management LLC (14) 250 W 55th St. New York, NY 10019	$6,451,000	4,536,363		*	$6,451,000	4,536,363	—	—		—
III Capital Management (15) 777 Yamato Road, Suite 300 Boca Raton, FL 33431	$1,000,000	1,492,868	(16)	*	$1,000,000	757,575	—	735,293	(16)	*
Unnamed holders of Notes or conversion shares or any future transferees, pledgees, donees, or successors of or from any such unnamed holders (17)	$1,000,000	757,576		*	$1,000,000	757,576	—	—		—
Polygon Convertible Opportunity Master Fund (18) P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands	$22,499,000	17,044,697		3.7%	$22,499,000	17,044,697	—	—		—

* Represents beneficial ownership of less than 1%

(1) Assumes for each $1,000 in principal amount of the Notes an initial conversion rate of 757.5758 shares of Common Stock upon conversion. This initial conversion rate is subject to adjustment, however, as described in the Prospectus under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” and “Description of Notes — Conversion Rights — Fundamental Change Permits Holders to Require Us to Repurchase Notes.” As a result, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease in the future.

(2) The percentage reflects 463,145,879 shares of Common Stock outstanding as of March 8, 2022 and gives effect to the total number of shares of Common Stock beneficially owned by the selling securityholders.

(3) Consists of (i) $7,000,000 in principal of Notes held by Highbridge MSF International Ltd. (“Highbridge MSF”) and (ii) $15,000,000 in principal of Notes held by 1992 Tactical Credit Master Fund, L.P. (“Tactical Fund” and together with Highbridge MSF, the “Highbridge Funds”). The Highbridge Funds disclaim beneficial ownership of the shares held by them. Highbridge Capital Management, LLC (“HCM”) is the trading manager of the Highbridge Funds. The address of HCM is 40 West 57th Street, 32nd Floor, New York, NY 10019 and the address of each Highbridge Funds is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(4) UBS O’Connor LLC (“O’Connor”) is the investment manager of Nineteen77 Global Multi-Strategy Alpha Master Limited (“GLEA”) and, accordingly, has voting control and investment discretion over the securities described herein held by GLEA. Kevin Russell, the Chief Investment Officer of O’Connor, also has voting control and investment discretion over the securities described herein held by GLEA. As a result, each of O’Connor and Mr. Russell may be deemed to have beneficial ownership of the securities described herein held by GLEA.

(5) Silverback Asset Management, LLC is the Investment Advisor for Blackwell Partners LLC — Series B (“Blackwell”), LMAP Kappa Limited (“LMAP”) and for Silverback Opportunistic Credit Master Fund Limited (“SOCMF”). Blackwell holds $2,800,000 in principal of Notes and 548,000 shares of Common Stock, LMAP holds $4,500,000 in principal of Notes and 892,200 shares of Common Stock and SOCMF holds $1,700,000 in principal of Notes and 356,509 shares of Common Stock.

(6) Wellington Management Company LLP is the investment adviser to this entity. Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership of the shares indicated in the table, all of which are held of record by the entity named in the table or a nominee on its behalf. The business address of the entity named in the table is c/o Wellington Management Company LLP.

(7) Pursuant to a portfolio management agreement, Citadel Advisors LLC, an investment advisor registered under the U.S. Investment Advisors Act of 1940 (“CAL”), holds the voting and dispositive power with respect to the shares held by Citadel Equity Fund Ltd. Citadel Advisors Holdings LP (“CAH”) is the sole member of CAL. Citadel GP LLC is the General Partner of CAH. Kenneth Griffin (“Griffin”) is the President and Chief Executive Officer and Sole Member of Citadel GP LLC. Citadel GP LLC and Griffin may be deemed to be the beneficial owners of the securities through their control of CAL and/or certain other affiliated entities.

(8) Geode Capital Management LP (“Geode”) serves as investment manager of Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd. (the “Geode Fund”), and accordingly has voting control and investment discretion over the securities described herein held by the Geode Fund. Bobe Simon and Ted Blake, portfolio managers of the Fund, may be deemed to exercise ultimate investment power of the securities held by the Geode Fund.

(9) Polar Asset Management Partners Inc. (“Polar”) serves as investment advisor to Polar Multi-Strategy Master Fund (“PMSMF”), Crown Managed Accounts SPC acting for and on behalf of Crown/Polar Segregated Portfolio (“CMA”) and Polar Long/Short Master Fund (“PLSMF” and together with PMSMF and CMA, the “Polar Vehicles”) and has sole voting and investment discretion with respect to the securities which are held by the Polar Vehicles. PMSMF holds $846,000 in principal of Notes and 654,988 shares of Common Stock, CMA holds $57,000 in principal of Notes and 44,126 shares of Common Stock and PLSMF holds $2,097,000 in principal of Notes and 1,623,886 shares of Common Stock.

(10) K2 Genpar 2017 Inc. is the General Partner of The K2 Principal Fund L.P. an Ontario limited partnership (the “K2 Fund”), the holder of the securities described herein. GenPar is a direct wholly owned subsidiary of Shawn Kimel Investments, Inc., an Ontario corporation (“SKI”). K2 & Associates Investment Management Inc., an Ontario corporation (“K2 & Associates”), is a direct 66.5% owned subsidiary of SKI, and is the investment manager of the K2 Fund. Shawn Kimel is the chairman of each of SKI, GenPar and K2 & Associates.

(11) CNH Partners, LLC as the sub-Advisor of AQR Absolute Return Master Account, L.P. (“AQR ARMA”) and the advisor of CNH CA Master Account, L.P. (“CNH CA”), has discretionary voting and investment authority over the shares owned by AQR ARMA and by CNH CA. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell may be deemed to share voting and investment authority over the securities owned by AQR ARMA and CNH CA. AQR ARMA holds $575,000 in principal of Notes and CNH CA holds $250,000 in principle of Notes. AQR Diversified Arbitrage Fund, a registered investment fund under the Investment Advisors Act of 1940, holds $675,000 in principal of Notes.

(12) Aristeia Capital, L.L.C. and Aristeia Advisors, L.L.C. (collectively, “Aristeia”) may be deemed the beneficial owners of the securities in their capacity as the investment manager, trading manager, and/or general partner, as the case maybe, of Aristeia Master, L.P., ASIG International Limited, and Windmere Ireland Fund PLC (each an “Aristeia Fund” and collectively the “Aristeia Funds”), which are the holders of such securities. As investment manager, trading advisor and/or general partner of each Aristeia Fund, Aristeia has voting and investment control with respect to the securities held by each Aristeia Fund. Anthony M. Frascella is the Chief Investment Officer of Aristeia. Each of Aristeia and such individual disclaims beneficial ownership of the securities referenced herein except to the extent of its or his direct or indirect economic interest in the Aristeia Funds.

(13) Shaolin Capital Management LLC is the investment advisor of Shaolin Capital Partners Master Fund (“Shaolin MF”) Ltd. and MAP 214 Segregated Portfolio, A Segregated Portfolio of LMA SPC (“Map 214"). Shaolin MF holds $185,000 in principal of Notes and 670,000 shares of Common Stock and Map 214 holds $315,000 in principal of Notes and 1,005,000 shares of Common Stock.

(14) Soros Fund Management LLC ("SFM LLC") serves as investment manager to Quantum Partners LP ("Quantum Partners") and to Palindrome Master Fund LP ("Palindrome"). As such, SFM LLC has been granted investment discretion over portfolio investments held for the accounts of Quantum Partners and Palindrome. As of the date hereof, George Soros is the Chairman of SFM LLC and has sole discretion to replace FPR Manager LLC, the Manager of SFM LLC. Palindrome holds $463,000 in principal of Notes and Quantum Partners holds $5,988,000 in principal of Notes.

(15) III Capital Management is the investment manager to III Absolute Return Fund Ltd. ("III ARF") and III Term Credit Hub Fund Ltd. ("III Term"). III ARF holds $300,000 in principal of Notes and $1,000,000 in principal of 2023 Notes and III Term holds $700,000 in principal of Notes and $1,500,000 in principal of 2023 Notes.

(16) Includes $2,5000,000 in principal of 2023 Notes and assumes for each $1,000 in principal amount of the 2023 Notes an initial conversion rate of 294.1176 shares of Common Stock upon conversion. This initial conversion rate is subject to adjustment, however and a result, the number of shares of Common Stock issuable upon conversion of the 2023 Notes may increase or decrease in the future.

(17) Assumes that any other holders of Notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common shares other than the common shares issuable upon conversion of the Notes at the initial conversion rate. Information about other selling securityholders will be set forth in amendments to the registration statement of which the Prospectus forms a part, or in prospectus supplements, if required.

(18) The Notes listed above are held directly by Polygon Convertible Opportunity Master Fund. TFG Asset Management L.P., Polygon Global Partners LP, Polygon Global Partners LLP and Polygon Management Ltd. have voting and dispositive power over the Notes held by the Polygon Convertible Opportunity Master Fund. Patrick G. G. Dear and Reade E. Griffith control TFG Asset Management L.P., Polygon Global Partners LP, Polygon Global Partners LLP and Polygon Management Ltd. The business address of Polygon Convertible Opportunity Master Fund, Polygon Management Ltd. and TFG Asset Management L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of Polygon Global Partners LP is 399 Park Avenue, 22nd Floor, New York, New York 10022. The business address of Polygon Global Partners LLP and Messrs. Dear and Griffith is c/o Polygon Global Partners LLP, 4 Sloane Terrace, London, SW1X9DQ, United Kingdom. It is currently expected that, effective on or about March 1, 2022, (i) the Polygon Convertible Opportunity Master Fund will undergo a name change and be renamed “Acasta Global Master Fund,” (ii) Polygon Global Partners LP will undergo a name change and be renamed “TFG Asset Management US LP” and (iii) Polygon Global Partners LLP will undergo a name change and be renamed “TFG Asset Management UK LLP.”

Except for the transactions referred to herein and in documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (including director positions with us and the Investment Agreement), none of the selling securityholders has, or within the last three years has had, any position, office or other material relationship (legal or otherwise) with us or any of our subsidiaries other than as a holder of our securities.

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